March 16, 2020

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Kimberly Browning

100 F Street, N.E.

Washington, DC 20549

The Cutler Trust (the “Trust”)

SEC File Nos. 33-52850, 811-07242

Dear Ms. Browning:

Below please find our responses pursuant to Staff comments received with regard to the Trust’s preliminary proxy statement (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2020 (Acc-no: 0001398344-20-004861) on behalf of the Cutler Fixed Income Fund and Cutler Emerging Markets Fund (each a “Fund” and together, the “Funds”), each a series of the Trust, in connection with a Special Meeting of Shareholders of the Funds scheduled to be held on April 28, 2020, for the purpose of the shareholders of each Fund voting on the proposed liquidation of the Fund.

Comment 1. Please complete the blanks and missing information in the preliminary proxy statement before the definitive proxy statement is filed. Also, please provide the proxy card to the Staff in advance of the filing of the definitive proxy statement.

Response: The missing information in the proxy statement has been included in the proxy statement, a redlined courtesy copy of which is provided herewith. The proxy solicitation card was previously provided in a correspondence filing made with the SEC under a separate cover on March 12, 2020.

Comment 2. Please confirm each Fund is staying current on all filings through the liquidation date.

Response: The Trust confirms that each Fund will stay current on all required filings through the liquidation date.

Comment 3. For each Fund, please mark each Fund’s class and series identifiers as inactive once the liquidation is consummated.

EDGAR Operations Branch
March 16, 2020

Response: The Trust confirms that the class and series identifiers will be marked as inactive in EDGAR after the liquidation of each Fund has been consummated.

Comment 4. In addition to the Cutler Fixed Income Fund and Cutler Emerging Markets Fund, there is an additional series in the Trust. Please confirm that the Trust is not liquidating in its entirety.

Response: The Trust confirms that it is not liquidating in its entirety and that the Cutler Equity Fund will continue to operate, assuming the other two Funds in the Trust are liquidated.

Comment 5. The shareholder letter and notice of meeting indicate that the fund liquidations are not contingent on one another. Please add similar disclosure to the proxy statement.

Response: Please refer to “Effectiveness of Plan” under the section titled “Summary of Plan of Liquidation” in the Proxy Statement, which states the following:

“Each Fund will vote separately on Proposal 1 with respect to that Fund and approval of Proposal 1 for one Fund is not dependent on the approval of Proposal 1 for the other Fund.”

Comment 6. The Question and Answer section includes disclosure about who will pay the expenses of liquidating the Funds. Add similar disclosure to the proxy statement. Also, include an estimate of the costs associated with liquidating the Funds.

Response: Please refer to “Expenses of the Liquidation” under the section titled “Summary of Plan of Liquidation” in the Proxy Statement, which states who will pay the expenses as follows:

“Expenses of the Liquidation of the Funds. The Adviser will pay all of the expenses incurred in carrying out the Plan, with the exception of brokerage costs associated with the orderly transition of the portfolio to cash and cash equivalents. Each Fund will continue to pay its ordinary operating fees and expenses through the Liquidation Date, which are not considered liquidation expenses.”

Please also refer to the section titled “Expense and Methods of Proxy Solicitation” in the Proxy Statement, which provides an estimate of the costs as follows:

“The total expenses of preparing, printing and mailing the proxy materials, soliciting and tabulating proxies and related legal expenses are estimated to be approximately $14,525 for the Cutler Fixed Income Fund and $14,525 for the Cutler Emerging Markets Fund. These expenses will be borne by Cutler.”

Comment 7. Confirm to the Staff with respect to each Fund, the collectability of all receivables and include in liquidation costs anything not collectible. Please advise the Staff whether Codification Topic 450 and Financial Accounting Standards Board No. 5 will be used in accounting for the liquidations. For example, make sure each Fund sets aside an appropriate amount of assets to cover liabilities.

EDGAR Operations Branch
March 16, 2020

Response: The Trust confirms the collectability of all receivables held by the Funds. A Wachovia interest-only bond in the Cutler Fixed Income Fund valued at $570 and an Altus San Nicholas security valued at $427 in the Cutler Emerging Markets Fund have each been deemed illiquid and these amounts have been written off each Fund’s books and records, respectively. The Trust does not anticipate any other assets will be deemed uncollectible. Further, the Trust confirms that the appropriate assets will be set aside to cover each Fund’s respective liabilities.

Comment 8. In the Question and Answer section, disclose an estimate of the brokerage costs to be incurred in connection with the liquidations and include these costs as part of the liquidation estimate to be added to the Proxy Statement.

Response: The following disclosure has been added to the sixth question in the Question & Answer section, “Who will pay for the expenses of liquidating the Funds?” and to the section titled “Brokerage Costs” in the Proxy Statement:

“Brokerage costs for the Cutler Emerging Markets Fund are anticipated to be less than $2,500 and will be paid by the Fund. The Cutler Fixed Income Fund invests in bonds and therefore does not incur brokerage costs.”

Comment 9. The Proxy Statement indicates that the costs of proxy solicitation services of $18,000 will be paid by Cutler. Please add this estimate to the Question and Answer section.

Response: The following disclosure has been added to the seventh question in the Question & Answer section, “Will the Funds pay for the solicitation of proxies?”:

“The anticipated total cost of solicitation services, including but not limited to, printing proxy cards, mailing proxy material to shareholders, soliciting brokers, custodians, nominees and fiduciaries, tabulating the returned proxies and performing other proxy solicitation services, is approximately $18,558.”

Comment 10. In the discussion in the Proxy Statement concerning the fund liquidations, do the proposed fund liquidations give rise to any adverse consequences? If so, what consideration did the Board give to these matters?

Response: The following disclosure has been added to the disclosure under the heading “Reasons for the Liquidations” in the Proxy Statement:

“Cutler discussed, among other matters, the anticipated tax consequences of the liquidations to the Funds’ shareholders, including the potential that shareholders who hold their shares of the Funds in individual retirement accounts or other tax deferred accounts might, under certain circumstances, incur tax penalties in connection with the Fund liquidations, and the potential that liquidating distributions might escheat to the appropriate state if a shareholder could not be located. Cutler also discussed with the Board measures that would be taken to mitigate any adverse consequences arising from the liquidation of the Funds.”

EDGAR Operations Branch
March 16, 2020

Comment 11. With respect to the discussion of the waiver/reimbursement discussion in the second paragraph under the heading “Reasons for the Liquidation,” we ask the registrant to enhance this disclosure to include discussion of the Board’s best interests consideration with respect to the waiver/reimbursement discussion described in the paragraph.

Response: The waiver/reimbursement discussion in the second paragraph under the heading “Reasons for the Liquidation” has been updated as follows:

“The Board took into account that the contractual expense limitation on the Cutler Emerging Markets Fund’s ordinary operating expenses (which excludes brokerage costs, taxes, interest, acquired fund fees and expenses and extraordinary expenses) and the voluntary advisory fee waiver on the Cutler Fixed Income Fund would limit certain operating expenses borne by the respective Fund’s shareholders in the event the respective Fund’s assets declined significantly between the announcement of the proposed fund liquidations and the Liquidation Date as a result of shareholder redemptions during that period.”

Comment 12. The Proxy Statement indicates that “Cutler or its affiliates is expected to purchase, out of its own assets, an amount of shares equal to at least 25% of the Fixed Income Fund’s outstanding shares . . . in addition to previously held shares in the Fixed Income Fund and the Emerging Markets Fund.” Please advise the Staff supplementally why Cutler and affiliates would make these purchases and the Board’s determinations about these purchases. Also, disclose these affiliates. Did the Board consider any possible Section 17 issues that would require an order with respect to any purchases by affiliates? Enhance disclosure to explain to the Staff the Board determinations about affiliate purchases.

Response: The last sentence of the second paragraph under the heading “Reasons for the Liquidations” in the Proxy Statement has been revised as follows:

“The Board also considered that Cutler or its affiliates is expected to purchase, out of its own assets, an amount of shares equal to at least 25% of the Fixed Income Fund’s outstanding shares as of the Record Date, in addition to previously held shares in the Fixed Income Fund and the Emerging Markets Fund, to facilitate the ability of each Fund to obtain a quorum for Proposal 1. Cutler indicated that in the absence of such purchases obtaining a quorum might not be possible given the composition of each Fund’s shareholder base. Cutler also indicated that in connection with Proposal 1 those shares of each Fund held by Cutler or its affiliates will be voted in favor of Proposal 1 with respect to the respective Fund.”

Although the Board was not expressly advised about any Section 17 issues raised by purchases of Fund shares by Cutler and its affiliates, the Board was advised by counsel throughout its consideration and evaluation of the proposed Fund liquidations. The Trust does not believe any Section 17 issues are raised by purchases of the Funds’ shares by Cutler and its affiliates because Section 17(a) permits affiliated persons of a registered investment company to purchase securities of such registered company from the registered investment company.

EDGAR Operations Branch
March 16, 2020

In addition, the following disclosure has been updated in the section titled “Control” in the Proxy Statement to provide the purchase of shares of the Funds made by Cutler and its affiliates:

Cutler purchased shares of each Fund, as set forth in the chart below, using its own assets to facilitate the ability to obtain a quorum for voting on the proposals.

Cutler Fixed Income Fund:

Name	Number of Shares Purchased	Date of Share Purchase	Percentage Ownership
Brooke Ashland	277,469.478	3/2/2020	24.04%
Cutler Investment Counsel LLC	55,803.571	2/27/2020	5.09%

Cutler Emerging Markets Fund:

Name	Number of Shares Purchased	Date of Share Purchase	Percentage Ownership
Cutler Investment Counsel LLC	147.232	2/28/2020	0.01%

Comment 13. In the “Liquidation of Fund Assets and Payment of Debts” paragraph under the section titled “Summary of Plan of the Liquidation” in the Proxy Statement, please clarify that the payment of liabilities will be done on a Fund-by-Fund level and not at the Trust level.

Response: The disclosure has been updated accordingly as follows (emphasis supplied to denote edit):

“Liquidation of Fund Assets and Payment of Debts. As soon as reasonable and practicable, all portfolio securities of the Funds shall be converted to cash or cash equivalents. As soon as practicable after the Effective Date, the Trust shall pay, or make reasonable provision to pay, on a Fund-by-Fund level, in full all known or reasonably ascertainable liabilities of the Funds incurred or expected to be incurred by the respective Fund prior to the date of the final liquidating distribution.”

Comment 14. In the “Liquidating Distributions” paragraph under the section titled “Summary of the Plan of Liquidation” in the Proxy Statement, please confirm to the Staff that the statement regarding the liquidation distribution being made “[a]s soon as is reasonable and practicable” after the Liquidation Date will comply with the requirements of Section 22(e) of the Investment Company Act of 1940, as amended, (the “1940 Act”), particularly with regard to the requirement to satisfy redemption requests within seven days.

EDGAR Operations Branch
March 16, 2020

Response: The Trust confirms that liquidation distributions made after the Liquidation Date pursuant to the Plan of Liquidation, as well as any redemption requests of shareholders of the Funds made prior to the Liquidation Date, will be made in accordance with Section 22(e) of the 1940 Act.

Comment 15. With respect to the ability of the Funds to locate shareholders, supplementally confirm to the Staff that the Funds are using reasonable efforts to locate all shareholders.

Response: The Trust confirms that the Funds are using reasonable efforts to locate all shareholders. Please also see the Trust’s response to Comment 17 below.

Comment 16. In the Liquidating Distributions paragraph under the heading Summary of the Plan of Liquidation, there is a discussion of the possibility of creating a liquidating trust. Explain to the Staff how the Funds will comply with Section 22(e) of the 1940 Act in the context of a liquidating trust.

Response: The Trust does not anticipate the need to establish a liquidating trust, and has modified the Plan of Liquidation accordingly. The corresponding disclosure stated in the last two sentences in the paragraph “Liquidating Distributions” in the section titled “Summary of the Plan of Liquidation” in the Proxy Statement” has been updated as to the process to be employed in the event of a lost shareholder account as follows (emphasis supplied to denote edit):

“If the officers of the Trust are unable to make such distributions in liquidation of a Fund to any shareholders because of the inability to locate shareholders to whom distributions are payable, the assets shall be treated as an uncleared check and remain as a reconciling item, in the name and on behalf of the Fund. The “outstanding check” of any lost shareholder will age based upon the regulatory requirements of the last known state of residence of the lost shareholder. During this aging period, the Trust’s transfer agent will attempt to locate the shareholder. Should no such resolution occur, the transfer agent will file and deliver the outstanding assets, once eligible, with the appropriate state.”

Comment 17. Describe the process each liquidating Fund is currently taking, or will take, to locate shareholders and explain how a liquidating trust, if necessary, helps in doing this. See Rule 17Ad-17 under the Securities Exchange Act of 1934 (“Rule 17Ad-17”) with respect to steps to be taken by transfer agents for lost securityholders and unresponsive payees.

Response: The Trust’s transfer agent shall exercise reasonable care to ascertain the correct addresses of any shareholders determined to be lost in accordance with Rule 17Ad-17. The Trust’s transfer agent has identified one shareholder account in the Cutler Fixed Income Fund with a current balance of $3,496.43 that may potentially be deemed “lost.” The transfer agent will continue to attempt to locate the shareholder, including using the assistance of Keane, a lost shareholder search firm, if necessary.

EDGAR Operations Branch
March 16, 2020

Comment 18. Supplementally provide to the Staff, if known, an estimate of shareholders currently deemed lost and the combined interest in each Fund.

Response: Please refer to the response to Comment 17 above regarding one shareholder account identified in the Cutler Fixed Income Fund that may be deemed lost.

Comment 19. If a liquidating trust is deemed necessary, explain when the Trust would be terminated and the requisite conditions for doing so. Disclose the type of assets the liquidating trust will hold and confirm to the Staff in the event such a liquidating trust is needed the assets will be held in an unmanaged account, i.e., not managed.

Response: The Trust does not anticipate the need to establish a liquidating trust. Please also see the responses to Comments 16 and 17 above.

Comment 20. The disclosure under the heading Redemption Prior to Liquidation references the Funds’ ability to pay redemptions-in-kind. Is either Fund planning on making redemptions-in-kind? If so, let the Staff know as we may have additional comments.

Response: The Trust does not anticipate satisfying any redemption requests with redemptions-in-kind.

Any questions or comments with respect to this communication may be directed to the undersigned at (202) 775-1213.

Sincerely, /s/ John L. Chilton John L. Chilton, Esq.